Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated August 23, 2023, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

COMPUTER TASK GROUP, INCORPORATED

at

$10.50 Per Share

pursuant to the Offer to Purchase

dated August 23, 2023

by

CHICAGO MERGER SUB, INC.

a wholly owned subsidiary of

CEGEKA GROEP NV

Chicago Merger Sub, Inc., a New York corporation (“Merger Sub”) and a wholly owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Computer Task Group, Incorporated, a New York corporation (“CTG”), at a price of $10.50 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Shareholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON SEPTEMBER 20, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 9, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and CTG. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into CTG (the “Merger”) as soon as practicable without a vote of the shareholders of CTG in accordance with Section 905(a) of the New York Business Corporation Law (“NYBCL”), with CTG continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of CTG or by Parent, Merger Sub or any of Parent’s other subsidiaries, which Shares will be cancelled and will cease to exist or (ii) by shareholders who validly exercise appraisal rights under New York law with respect to such Shares) will be automatically cancelled and converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes. As a result of the Merger, CTG will cease to be a publicly traded company and will become wholly owned by Cegeka. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i) the Minimum Condition (as described below);

(ii) the Regulatory Condition (as described below);

(iii) the Governmental Impediment Condition (as described below); and

(iv) the CFIUS Approval Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., on September 20, 2023 (the “Expiration Date”, unless Merger Sub shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Merger Sub, will expire), together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 66 2/3% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that CTG is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred (but without duplication).

The Regulatory Condition requires that (i) any waiting period (or any extension thereof) applicable to the Offer under the HSR Act has expired or been terminated, and (ii) the applicable governmental bodies of competent jurisdiction in Belgium and Luxembourg have granted merger control or other applicable regulatory clearance, or failed to render a decision within the applicable waiting period under relevant law and such failure is considered under such law to be a grant of all requisite approvals, consents or clearances under such law to effectuate the Transactions, or provided confirmation that a merger control filing obligation is not triggered as a result of the Transactions. However, the requirements of the HSR Act do not apply to either the acquisition of Shares in the Offer or to the Merger because the acquisition of CTG’s non-US entities and assets is exempt and Parent has determined, in good faith, that the fair market value of CTG’s U.S. entities and assets is below the applicable reportability threshold.

The Governmental Impediment Condition requires that there has not been any judgment, order, injunction, decree or ruling, which remains in effect, by any governmental body, restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the execution and delivery of the Merger Agreement, which includes as an annex the Tender and Support Agreement, dated as of August 9, 2023, among Parent, Merger Sub and the CTG shareholders party thereto (the “Support Agreement”), and all of the transactions contemplated by the Merger Agreement, including the Offer, the Merger and the Top-Up Option (the “Transactions”), nor has there been any law promulgated, enacted, issued or deemed applicable to any of the Transactions by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger.

The CFIUS Approval Condition requires that (i) the parties shall have received written notice from the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity (“CFIUS”), that review or investigation under the Defense Production Act of 1950, as amended and codified at 50 U.S.C. § 4565, including all implementing regulations thereof (the “DPA”), of the Transactions has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Transactions, and advised that action under the DPA, and any investigation related thereto, has been concluded with respect to the Transactions; (ii) CFIUS shall have concluded that the Transactions are not a covered transaction and not subject to review under the DPA; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision on the joint voluntary notice with respect to the Transactions prepared by the parties and submitted to CFIUS in accordance with the requirements of the DPA and either (a) the period under the DPA during which the President may announce his decision to take action to suspend or prohibit the Transactions shall have elapsed without any such action being announced or taken, or (b) the President shall have announced a decision to take no action to suspend or prohibit the Transactions; provided, that Parent and Merger Sub will promptly waive the CFIUS Approval Condition if (a) all of the other conditions set forth in the Merger Agreement are satisfied or waived by Parent or Merger Sub, to the extent waivable by Parent or Merger Sub and (b) such waiver of the CFIUS Approval Condition would not adversely affect, or would reasonably be expected to adversely affect, Parent or any of its subsidiaries, including the Surviving Corporation following the Effective Time, as determined by Parent in its reasonable judgment. The conditions to the Offer (the “Offer Conditions”) are more fully described in Section 15 — “Conditions to the Offer” of the Offer to Purchase.

The board of directors of CTG, among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interest of CTG and its shareholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by CTG of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 905 of the NYBCL and (v) resolved to recommend that the shareholders of CTG accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances under which Merger Sub is required or permitted to extend the Offer and under which Parent is required to cause Merger Sub to extend the Offer. Specifically, the Merger Agreement provides that:

•

if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable by Merger Sub or Parent, Merger Sub or Parent may, in their sole discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied;

•

Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for any period required by applicable securities law, rule or regulation, any interpretation or position of the SEC or its staff or NASDAQ applicable to the Offer;

•

Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related law has expired or been terminated; and

•

if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, at the request of CTG, Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied.

However, Merger Sub is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and February 9, 2024 (which date may be extended by up to ninety days under certain circumstances) (such earlier occurrence, the “Extension Deadline”) and may not extend the Offer beyond the Extension Deadline without CTG’s consent. Except in the case of the valid termination of the Merger Agreement, Merger Sub may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of CTG. Merger Sub has agreed that it will terminate the Offer immediately upon any termination of the Merger Agreement.

Under the Merger Agreement, CTG has granted Merger Sub an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price that number of newly issued, fully paid and nonassessable Shares (the “Top-Up Shares”) equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by Parent, Merger Sub and any of their respective subsidiaries at the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the outstanding Shares immediately after the issuance of the Top-Up Shares on a fully-diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) and (ii) the aggregate number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes hereof, any Shares held in the treasury of CTG). The Top-Up Option will be exercisable only once, in whole but not in part, at any time following the Offer Acceptance Time (as defined below) and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms.

In the event the Minimum Condition is satisfied and exercise of the Top-Up Option would result in Merger Sub and Parent collectively owning one share more than 90% of the total Shares on a fully diluted basis (assuming conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) then outstanding, then Merger Sub will be obligated to exercise the Top-Up Option and will do so on the same day on which Merger Sub accepts for payment Shares tendered pursuant to the Offer; provided that in no event shall the Top-Up Option be exercised (i) for a number of Shares in excess of the number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes hereof, any Shares held in the treasury of CTG) or (ii) if any provision of applicable law shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares.

Subject to the terms and conditions of the Merger Agreement and applicable law, Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement. However, without the consent of CTG, Parent and Merger Sub are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, the Termination Condition, the Regulatory Condition, the Governmental Impediment Condition, or the CFIUS Approval Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement, or (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Merger Sub may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer will occur on September 21, 2023 (the “Offer Closing”), unless we extend the Offer pursuant to the terms of the Merger Agreement. The date and time at which such Offer Closing occurs is referred to as the “Offer Acceptance Time”.

Because the Merger will be governed by Section 905(a) of the NYBCL, Merger Sub does not expect there to be a significant period of time between the Offer Closing and the consummation of the Merger.

On the terms of and subject to the Offer Conditions and the Merger Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date, and to pay for such Shares promptly after the Offer Acceptance Time. For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Merger Sub gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate consideration for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from Merger Sub and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Merger Sub extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Merger Sub’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent or Merger Sub pay interest on the Offer Price by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after October 23, 2023, which is the first business day following the 60th day after the date of the commencement of the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Merger Sub will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Merger Sub’s determination will be final and binding. None of Parent, Merger Sub, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

CTG has provided Merger Sub with CTG’s shareholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on CTG’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 — “Certain U.S. Federal Income Tax Considerations” of the Offer to Purchase for a more detailed discussion of the tax consequences of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Merger Sub’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Merger Sub nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Shareholders, Banks and Brokers may call toll free: 1-866-431-2096

August 23, 2023

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